Filed by Menlo Therapeutics Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Foamix Pharmaceuticals Ltd.

Commission File No. 001-36621

CONFIDENTIAL Employee All Hands Meeting December 9, 2019

Tax and Legal Advice Disclaimer CONFIDENTIAL Menlo does not provide tax, legal or accounting advice. This presentation has been prepared for informational purposes only, and is not intended to provide, and should not be relied on for, tax, legal or accounting advice. You should consult your own tax, legal and accounting advisors before engaging in any transaction.

Summary of Severance Benefits* CONFIDENTIAL Cash Compensation 90 days of salary plus 2 additional weeks of salary for every full year worked – paid in a lump sum Pro-rated bonus for time worked in 2020 at 100% of your bonus target rate – paid in a lump sum Benefit Continuation 3 months of health insurance premiums paid by Menlo, if you timely elect COBRA coverage Equity Awards 100% of your unvested stock options and RSUs will vest You have 12 months from your termination date to exercise your stock options RSUs will typically settle within 30 days of vesting but could take longer *Effective only if the merger closes and if your employment with the Company is terminated by the Company without cause or if you resign for good reason within 12 months following closing, subject to you remaining with the Company until your transition date and your timely execution and non-revocation of a separation agreement including a general release of claims

Severance Benefits – Likely Tax Implications CONFIDENTIAL Cash Compensation Severance salary and pro-rated bonus payments are taxable as ordinary income. However, since it is paid in a lump sum payment, it is considered supplemental wages and it will be withheld at a higher supplemental rate Taxes and other required withholdings will be deducted from the lump sum payment Benefit Continuation 3 months of health insurance premiums that will be paid by Menlo will not be taxable

Severance Benefits – Likely Tax Implications CONFIDENTIAL Stock Options - ISOs There is no tax impact when 100% of your unvested stock options vest on your termination date There is no tax impact when you exercise your stock options (exercise and hold), except that if you continue to hold your shares beyond December 31 of the year of exercise, the spread between fair market value and your exercise price on the date of exercise will constitute an item of adjustment for alternative minimum tax purposes and, as such, you may have to pay alternative minimum tax If you sell these shares at a gain you will be taxed on the gain, which is the spread between the sale price and your exercise price (generally, the gain will be taxed as ordinary income or long term capital gains, depending on if you held the shares for 1 year from the exercise date and 2 years from the grant date) Example: You hold an ISO to purchase 500 shares with an exercise price of $4.00 per share You exercise 500 shares on 6/30/20 when FMV is $10 – you will recognize an “item of adjustment” for alternative minimum tax purposes of $3,000 ($10 less $4 = $6/share gain * 500 shares) and may be required to pay alternative minimum tax at both the federal and state level You sell these shares on 6/30/21 when the FMV is $12 – You are taxed on the gain of $4,000 ($12 less $4 = $8/share gain * 500 shares)

Severance Benefits – Likely Tax Implications CONFIDENTIAL Stock Options - NSOs There is no tax impact when 100% of your unvested stock options vest on your termination date When you exercise, you are taxed on the spread between the exercise price and FMV on exercise date as ordinary income and you must remit withholding taxes to the company When you sell these shares, you are taxed on the spread between the selling price and FMV on exercise date as capital gains (LT or ST, depending on the holding period) Example: You hold 500 shares of NSOs with an exercise price of $4.00 You exercise 500 shares on 6/30/20 when the FMV is $10.00 – You are taxed on the spread of $3,000 ($10 less $4 = $6/share gain * 500 shares) You sell these shares on 6/30/21 when the FMV is $12 – You are taxed on the gain of $1,000 ($12 less $10 = $2/share gain * 500 shares)

Severance Benefits – Likely Tax Implications CONFIDENTIAL RSUs Your RSUs are taxed as ordinary income when your shares are delivered to you (“settlement date”) RSU income is calculated based on the value of Menlo’s stock price at settlement and you owe income taxes at the time of settlement When you sell these shares, you are taxed on the spread between the selling price and FMV on settlement date Menlo will “sell to cover” income taxes due at the time of settlement by selling a portion of the shares issued to you pursuant to your RSUs Example: You hold 500 shares of RSUs 500 shares are delivered to you on 6/30/20 when the FMV is $10.00 – You owe income taxes on $5,000 ($10/share * 500 shares = $5,000) Menlo will sell a portion of your RSU shares (via e*trade) to pay your income taxes based on your statutory withholding rate (sell to cover) – For example, $5,000 * 30% Tax Rate = $1,500. So Menlo will sell 150 shares @$10/share to cover your taxes You sell the remaining shares on 6/30/21 when the FMV is $12 – You are taxed on the gain of $700 ($12 less $10 = $2/share gain * 350 shares)

Written Communications Pursuant to Securities Act Rule 425 CONFIDENTIAL Additional Information and Where to Find It Menlo has filed a Registration Statement on Form S-4 containing a joint proxy statement/prospectus of Menlo and Foamix and other documents concerning the proposed merger with the SEC. BEFORE MAKING ANY VOTING DECISION, MENLO’S AND FOAMIX’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF MENLO AND FOAMIX WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Security holders may obtain a free copy of the Form S-4, including the joint proxy statement/prospectus, and other documents filed by Menlo and Foamix with the SEC at the SEC’s website at www.sec.gov. Investors and stockholders will be able to obtain a free copy of the Form S-4, including the joint proxy statement/prospectus, and other documents containing important information about Menlo and Foamix through the website maintained by the SEC at www.sec.gov. Menlo and Foamix make available free of charge at http://ir.menlotherapeutics.com/financials/sec-filings and https://www.foamix.com/investors/sec-filings, respectively, copies of materials they file with, or furnish to, the SEC. Participants in the Solicitation This communication does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Menlo, Foamix and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of Menlo and Foamix in connection with the proposed merger. Security holders may obtain information regarding the names, affiliations and interests of Menlo’s directors and officers in Menlo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 28, 2019, and its definitive proxy statement for the 2019 annual meeting of stockholders, which was filed with the SEC on May 10, 2019. Security holders may obtain information regarding the names, affiliations and interests of Foamix’s directors and officers in Foamix’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 28, 2019, and its definitive proxy statement for the 2019 annual meeting of stockholders, which was filed with the SEC on March 11, 2019. To the extent the holdings of Menlo securities by Menlo’s directors and executive officers or the holdings of Foamix securities by Foamix’s directors and executive officers have changed since the amounts set forth in Menlo’s or Foamix’s respective proxy statement for its 2019 annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed merger will be included in the joint proxy statement/prospectus relating to the proposed merger when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, Menlo’s website at http://ir.menlotherapeutics.com/financials/sec-filings and Foamix’s website at https://www.foamix.com/investors/sec-filings. Forward-Looking Statements This communication contains forward-looking statements within the meaning of the federal securities law that are subject to various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in such statements. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Such factors include, but are not limited to: (i) Menlo or Foamix may be unable to obtain stockholder approval as required for the merger; (ii) other conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Menlo or Foamix to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Menlo or Foamix does business, or on Menlo’s or Foamix’s operating results and business generally; (v) Menlo’s or Foamix’s respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Menlo or Foamix may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (x) the risk that Menlo or Foamix may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; and (xi) other risks to consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Menlo and Foamix are set forth in their respective filings with the SEC, including each of Menlo’s or Foamix’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 1A of Part II of Menlo’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 under the heading “Risk Factors” and Item 1A of Part II of Foamix’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 under the heading “Risk Factors.” The risks and uncertainties described above and in Menlo’s most recent Quarterly Report on Form 10-Q and Foamix’s most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Menlo and Foamix and their respective businesses, including factors that potentially could materially affect its business, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements. Readers should also carefully review the risk factors described in other documents that Menlo and Foamix file from time to time with the SEC. The forward-looking statements in this communication speak only as of the date of this communication. Except as required by law, Menlo and Foamix assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.